UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EGPI FIRECREEK, INC.
(Name of Issuer)

Common Stock	268487204
(Title of Class of Securities)	(CUSIP Number)

Dennis R. Alexander
c/o EGPI FIRECREEK, INC.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13(d)-1(g). ☐

SCHEDULE 13D

CUSIP No.	CUSIP No. 268487204

1	NAMES OF REPORTING PERSONS: Dennis R. Alexander

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Investment Capital

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF
3,472,278 shares of common stock, consisting of 2,472,278 shares of common stock and 1,000,000 shares of common stock underlying Sub Series C-3 of Series C preferred stock. Not reflected are 10,000 shares of common restricted stock under presently exercisable stock options which may be purchased by Mr. Alexander. Of the common stock, 2,500 are held by Mr. Alexander’s wife and children.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH
3,472,278 shares of Common Stock, consisting of 2,472,278 shares of common stock and 1,000,000 shares of common stock underlying Sub Series C-3 of Series C preferred stock. Not reflected are 10,000 shares of common restricted stock under presently exercisable stock options which may be purchased by Mr. Alexander. Of the common stock,2,500 are held by Mr. Alexander’s wife and children.

	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,472,278 shares of Common Stock, consisting of 2,472,278 shares of common stock and 1,000,000 shares of common stock underlying Sub Series C-3 of Series C preferred stock. Not reflected are 10,000 shares of common restricted stock under presently exercisable stock options which may be purchased by Mr. Alexander. Of the common stock, 2,500 are held by Mr. Alexander’s wife and children.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.81% (based on 5,904,268 shares outstanding)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.
Security and Issuer.

This Statement relates to the common stock, $.001 par value per share, of EGPI Firecreek, Inc., a Nevada corporation (the “Issuer” or “Company”), with its principal executive offices at 6564 Smoke Tree Lane, Scottsdale, AZ 85253.

Item 2.
Identity and Background.

This Statement is being filed by Dennis R. Alexander with a business address of 6564 Smoke Tree Lane, Scottsdale Arizona 85254.  Mr. Alexander is Chairman, CEO, CFO of the Company. During the last five years Dennis R. Alexander has not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Dennis R. Alexander is a citizen of the United States.

Item 3.
Source and Amount of Funds or Other Consideration.

All purchases of common stock of the Company were made using investment capital.  As of the Date of Event which required the filing of this Statement, Mr. Alexander paid approximately $2,335.22 to purchase 2,335,215 shares of common stock, and 100,000 shares of Sub Series C-3 of Series C preferred stock (convertible into 1,000,000 shares of common stock) of the Company. No other funds or other consideration were used in making such purchases.

Item 4.
Purpose of Transaction

Dennis RAlexander acquired beneficial ownership of the shares of common stock to which this Statement relates for investment purposes.

Item 5.
Interest in Securities of the Company.

As of the Date of the Event which required the filing of this Statement, December 3, 2008, Dennis R. Alexander beneficially owned 3,472,278 shares of common stock, consisting of 2,472,278 shares of common stock and Sub Series C-3 of Series C preferred stock convertible into 1,000,000 shares of common stock. Not reflected are 10,000 shares of common restricted stock under presently exercisable stock options which may be purchased by Mr. Alexander. Of the common shares 2,500 are held by Mr. Alexander’s wife and children.  The Company’s securities owned by Mr. Alexander as of December 3, 2008 represented approximately 58.81% of the issued and outstanding shares of the Company’s common stock.   Except as described herein and as previously disclosed in EGPI Firecreek’s United States Securities and Exchange Commission filings, in the sixty days prior to December 3, 2008, the Date of the event requiring the filing of this Statement, Dennis R. Alexander did not engage in any transactions involving the Company’s common stock.
Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NONE.

Item 7.
Material to be Filed as Exhibits.

NONE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of December 2008

Dennis R. Alexander

By:	/s/ Dennis R Alexander
Dennis R Alexander
Chairman and CEO